--------                                        -----------------------------
 FORM 4                                                  OMB APPROVAL
--------                                        -----------------------------
----- Check this box if no longer               OMB Number:       3235-0287
      subject to Section 16. Form 4             Expires: January 31, 2005
----- or Form 5 obligations may                 Estimated average burden
      continue. SEE Instruction 1(b).           hours per response .... 0.5
                                                -----------------------------

              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

- ---------------------------------------------------------------------------
1. Name and Address of Reporting Person*

   Lone Pine Capital LLC
- ---------------------------------------------------
   (Last)          (First)              (Middle)

   Two Greenwich Plaza
- ----------------------------------------------------
                   (Street)

   Greenwich           CT                  06830
- ----------------------------------------------------
   (City)           (State)               (Zip)

- ---------------------------------------------------------------------------
2. Issuer Name and Ticker or Trading Symbol

   Circuit City, Inc. (CarMax Group Common Stock) (KMX)
- ---------------------------------------------------------------------------
3. IRS or Social Security Number of Reporting Person (Voluntary)

- ---------------------------------------------------------------------------

4. Statement for Month/Day/Year

   08/30/02, 09/03/02, 09/04/02
- ---------------------------------------------------------------------------
5. If Amendment, Date of Original (Month/Day/Year)

- ---------------------------------------------------------------------------

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   [ ] Director
   [X] 10% Owner
   [ ] Officer (give title below)
   [ ] Other (specify below)

- ---------------------------------------------------------------------------
7. Individual or Joint/Group Filing (Check Applicable Line)

   [ ] Form filed by One Reporting Person
   [X] Form filed by More than One Reporting Person
- ---------------------------------------------------------------------------

TABLE I--NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY
OWNED
----------------------------------------------------------------------------
1. Title of    2. Trans-  2A. Deemed    3. Trans-  4. Securities Acquired
   Security       action      Execution    action     (A) or Disposed of (D)
   (Instr. 3)     Date        Date, if     Code       (Instr. 3, 4 and 5)
                  (Month/     any (Month/  (Instr. 8)  ----------------------
                  Day/        Day/         ----------  Amount  (A) or   Price
                  Year)       Year)         Code   V           (D)


----------------------------------------------------------------------------
----------------------------------------------------------------------------
CarMax Group
Common Stock,
$0.50 par value
per share
("Common Stock")  08/30/02                  P         50,000    A     $15.95
----------------------------------------------------------------------------
Common Stock      09/03/02                  P         70,300    A     $15.85
----------------------------------------------------------------------------
Common Stock      09/04/02                  S         10,000    D     $16.98
----------------------------------------------------------------------------

..                                                                 Page 2 of 6

5. Amount of     6. Ownership        7. Nature of
   Securities       Form: Direct        Indirect
   Beneficially     (D) or Indirect     Beneficial
   Owned following  (I) (Instr. 4)      Ownership
   Reported                             (Instr. 4)
   Transactions
  (Instr. 3
    and 4)
----------------------------------------------------------------------------
   3,795,700            I(1)(4)                (1)(4)
----------------------------------------------------------------------------
   3,866,000            I(2)(4)                (2)(4)
----------------------------------------------------------------------------
   3,856,000            I(3)(4)                (3)(4)
----------------------------------------------------------------------------


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, SEE Instruction
4(b)(v).

TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
           (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
----------------------------------------------------------------------------
1. Title of Derivative 2. Conver- 3. Transac- 4. Transac-  5. Number of
   Security (Instr. 3)    sion or    tion Date   tion Code    Derivative
                          Exercise   (Month/     (Instr. 8)   Securities
                          Price of    Day/     ------------   Acquired (A)
                          Deriv-      Year)      Code  V      or Disposed
                          ative                               of (D) (Instr.
                          Security                            3, 4, and 5)
                                                              -------------
                                                               (A)      (D)
----------------------------------------------------------------------------
----------------------------------------------------------------------------
6. Date Exer-       7. Title and Amount  8. Price of
   cisable and         of Underlying        Derivative
   Expiration Date     Securities           Security
   (Month/Day/         (Instr. 3 and 4)     (Instr. 5)
   Year)               -------------------
-----------------            Amount or
Date     Expira-      Title  Number of
Exer-    tion                Shares
cisable  Date
----------------------------------------------------------------------------

----------------------------------------------------------------------------
9. Number of     10. Ownership     11. Nature of
   Derivative        Form of           Indirect
   Securities        Derivative        Beneficial
   Beneficially      Security:         Ownership
   Owned at          Direct (D) or     (Instr. 4)
   End of Month      Indirect (I)
   (Instr. 4)        (Instr. 4)
----------------------------------------------------------------------------
----------------------------------------------------------------------------

----------------------------------------------------------------------------


Explanation of Responses

(1) The shares of Common Stock to which this note relates are held directly by Lone Spruce, L.P., a Delaware limited partnership ("Lone Spruce"), as to 1,548 shares; Lone Balsam, L.P., a Delaware limited partnership ("Lone Balsam"), as to 3,398 shares; Lone Sequoia, L.P., a Delaware limited partnership ("Lone Sequoia"), as to 2,839 shares; Lone Cypress, Ltd., a Cayman Islands exempted company ("Lone Cypress"), as to 35,225 shares; and Lone Kauri, Ltd., a Cayman Islands exempted company ("Lone Kauri"), as to 6,990 shares.

(2) The shares of Common Stock to which this note relates are held directly by Lone Spruce as to 2,174 shares; Lone Balsam as to 4,771 shares; Lone Sequoia as to 3,986 shares; Lone Cypress as to 49,457 shares; and Lone Kauri as to 9,912 shares.

(3) The shares of Common Stock to which this note relates were sold directly by Lone Spruce as to 283 shares; Lone Balsam as to 622 shares; Lone Sequoia as to 520 shares; Lone Cypress as to 6,449 shares; and Lone Kauri as to 2,126 shares.

(4) Lone Pine Capital LLC serves as investment manager to, and has investment discretion over the securities held by, Lone Cypress and Lone Kauri. Lone Pine Associates LLC serves as the general partner of, and has investment discretion over the securities held by, Lone Spruce, Lone Balsam and Lone Sequoia. Stephen
F. Mandel, Jr. is the managing member of both Lone Pine Capital LLC and Lone Pine Associates LLC. Lone Pine Associates LLC, Lone Pine Capital LLC and Stephen
F. Mandel, Jr. each disclaim any beneficial ownership of any of the Issuer's securities to which this Form 4 relates for the purposes of Section 16 of the Securities Exchange Act of 1934, as amended, except as to such securities representing in which each such person may be deemed to have an indirect pecuniary interest pursuant to Rule 16a-1(a)(2).

* If the form is filed by more than one reporting person, SEE Instruction
4(b)(v).

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space is insufficient, SEE Instruction 6 for procedure.


                         LONE PINE CAPITAL LLC

                         /s/ Stephen F. Mandel, Jr.           09/05/02
                         --------------------------------     --------
                         Name: Stephen F. Mandel, Jr.           Date
                         Title: Managing Member
                         **Signature of Reporting Person




                             Joint Filer Information

Name:  Lone Spruce, L.P.
Address:  Two Greenwich Plaza, Greenwich, Connecticut 06830
Designated Filer:  Lone Pine Capital LLC
Issuer & Ticker Symbol: Circuit City, Inc. (CarMax Group Common Stock) (KMX) Date of Event Requiring Statement: 08/30/02, 09/03/02, 09/04/02

Signature: Lone Spruce, L.P.

                  By: Lone Pine Associates LLC, its general partner
                  By:   /s/ Stephen F. Mandel, Jr.
                  -----------------------------------------------------------
                  Name: Stephen F. Mandel, Jr.
                  Title: Managing Member

Name:  Lone Balsam, L.P.
Address:  Two Greenwich Plaza, Greenwich, Connecticut 06830
Designated Filer:  Lone Pine Capital LLC.
Issuer & Ticker Symbol: Circuit City, Inc. (CarMax Group Common Stock) (KMX) Date of Event Requiring Statement: 08/30/02, 09/03/02, 09/04/02

Signature: Lone Balsam, L.P.

                  By: Lone Pine Associates LLC, its general partner
                  By:   /s/ Stephen F. Mandel, Jr.
                  -----------------------------------------------------------
                  Name: Stephen F. Mandel, Jr.
                  Title: Managing Member


Name:  Lone Sequoia, L.P.
Address:  Two Greenwich Plaza, Greenwich, Connecticut 06830
Designated Filer:  Lone Pine Capital LLC
Issuer & Ticker Symbol: Circuit City, Inc. (CarMax Group Common Stock) (KMX) Date of Event Requiring Statement: 08/30/02, 09/03/02, 09/04/02

Signature: Lone Sequoia, L.P.

                  By: Lone Pine Associates LLC, its general partner
                  By:   /s/ Stephen F. Mandel, Jr.
                  -----------------------------------------------------------
                  Name: Stephen F. Mandel, Jr.
                  Title: Managing Member

Name:  Lone Pine Associates LLC
Address:  Two Greenwich Plaza, Greenwich, Connecticut 06830
Designated Filer:  Lone Pine Capital LLC.
Issuer & Ticker Symbol: Circuit City, Inc. (CarMax Group Common Stock) (KMX) Date of Event Requiring Statement: 08/30/02, 09/03/02, 09/04/02

Signature: Lone Pine Associates LLC

                  By:   /s/ Stephen F. Mandel, Jr.
                  -----------------------------------------------------------
                  Name: Stephen F. Mandel, Jr.
                  Title: Managing Member

Name:  Stephen F. Mandel, Jr.
Address:  c/o Lone Pine Capital LLC, Two Greenwich Plaza,
          Greenwich, Connecticut 06830
Designated Filer:  Lone Pine Capital LLC
Issuer & Ticker Symbol: Circuit City, Inc. (CarMax Group Common Stock) (KMX) Date of Event Requiring Statement: 08/30/02, 09/03/02, 09/04/02

Signature:        /s/ Stephen F. Mandel, Jr.
                  -----------------------------------------------------------
                  Name: Stephen F. Mandel, Jr.